

09058439

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- *52491*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2008__ AND ENDING __12/31/2008__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Aspen Equity Partner, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

__2100 McKinney Avenue, Suite 1550__

(No. and Street)

__Dallas__   __TX__   __75201__

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__HoganTaylor LLP__

(Name – *if individual, state last, first, middle name*)

6120 S. Yale Ave, Suite 1200	Tulsa	OK	74136
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 27 2009

Washington, DC
103

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _**Marc R. Still**_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aspen Equity Partners, LLC** , as of **December 31** , 20 **08** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

Designated Principal
Title

Angela Wiser-Rose
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

CONTENTS



INDEPENDENT AUDITORS' REPORT

Board of Directors
Aspen Equity Partners, LLC

We have audited the accompanying statement of financial condition of Aspen Equity Partners, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Equity Partners, LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HoganTaylor LLP

February 18, 2009

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

Cash	$	78,478
Receivable from parent		3,458,705
Total assets	$	3,537,183

Liabilities and Member's Equity

Liabilities:

Accounts payable	$	1,700
Member's equity:		
Contributed capital		35,000
Retained earnings		3,500,483
Total member's equity		3,535,483
Total liabilities and member's equity	$	3,537,183

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF INCOME

Year ended December 31, 2008

Revenues:	
Transaction fees	$ 1,576,881
Interest income	119,337
	1,696,218
Expenses:	
Rent and executive services	813,095
Professional fees	27,459
Licensing and other fees	10,254
Franchise tax	14,867
General and administrative	2,338
	868,013
Net income	$ 828,205

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2008

	Contributed Capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2007	$ 35,000	$ 2,672,278	$ 2,707,278
Net income	-	828,205	828,205
Balance at December 31, 2008	$ 35,000	$ 3,500,483	$ 3,535,483

ASPEN EQUITY PARTNERS, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2008

Cash Flows from Operating Activities		
Net income	$	828,205
Increase in receivable from parent		(827,242)
Increase in accounts payable		1,700
Net cash provided by operating activities		2,663
Net increase in cash		2,663
Cash, beginning of year		75,815
Cash, end of year	$	78,478

ASPEN EQUITY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

Note 1 - Organization

Aspen Equity Partners, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Texas limited liability company, which commenced operations on March 20, 2000. The Company is wholly-owned by Aspen Advisors, LP (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of presentation

The Company is a securities broker-dealer that provides financial advisory services relating to mergers and/or acquisitions and underwrites the private placement of securities on a best-efforts basis.

Transaction fees

Transaction fees are recognized on an accrual basis and are included in income as commissions are earned from the completion of transactions or as payments are received per agreement with the client.

Income taxes

Income taxes have not been provided for by the Company because the Parent is solely liable for taxes on the Company's taxable income.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $76,778, which was $71,778 in excess of its required net capital of $5,000. The Company handled no customer securities or accounts during the year ended December 31, 2008, and accordingly, is not subject to the requirements under SEC rule 15c3-3 and FINRA Rule 15c3-3(k)(2)(i).

Subject to SEC restrictions on distributions to shareholders, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors.

Note 4 - Related Party Transactions

Expense agreement

Effective January 1, 2006, the Company entered into an expense-sharing agreement with its parent company. Under the terms of the agreement, the Company will bear a portion (96% for 2008) of joint administrative and overhead costs incurred by the parent on behalf of the Company. The allocation is based on the relative gross revenues of the two companies for the previous year. The overhead allocation factor will be computed no less than annually, and the Company will pay the service fee in twelve monthly installments. The monthly fee was $67,757 for the year ended December 31, 2008.

Assigned financial consulting agreements

The Company provided financial and strategic advisory services to unrelated entities in accordance with Financial Consulting Agreements assigned to the Company by its parent. The Company recognized $1,576,881 of transaction fees in 2008 under the terms of the Agreements.

Intercompany revolving note agreement

The Company has an outstanding loan receivable from its parent arising from advances made under an Intercompany Revolving Note Agreement. The agreement provides for interest to be accrued at the greater of four percent or the short-term Applicable Federal Rate. Interest income was $119,337 for 2008. The loan, along with any accrued and unpaid interest, is due and payable on December 31, 2010.

Supplemental Information

ASPEN EQUITY PARTNERS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Net Capital

Total member's equity	$ 3,535,483
Deduct nonallowable asset - receivable from parent	3,458,705
Net capital	$ 76,778

Computation of Basic Net Capital Requirement

Minimum net dollar net capital required (6-2/3% of total aggregate indebtedness)	$ 113
Minimum dollar net capital requirement of reporting broker-dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 71,778
Excess net capital at 1000% (net capital minus 10% of total aggregate indebtedness)	$ 76,608
Ratio: Aggregate indebtedness to net capital	0%

Reconciliation with Company's Computation

Net capital, as reported in Company's Part II (Unaudited) FOCUS Report	$ 76,778
Net audit adjustments	-
Net capital per above	$ 76,778



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Aspen Equity Partners, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Aspen Equity Partners, LLC (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HoganTaylor LLP
Tulsa, Oklahoma
February 18, 2009

ASPEN EQUITY PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS' REPORT